CERTIFICATE of AUTHOR

This Certificate of Author has been prepared to meet the requirements of National Instrument 43-101 Standards of Disclosure for Minerals Projects as published 30 June 2011, Part 8.1.

a) Name, Address, Occupation:
Charles Johannes Muller
CJM Consulting
Suite 4 Coldstream Office Park, Cnr Hendrik Potgieter and Van Staden Roads, Little Falls, Johannesburg, South Africa
Director

b) Title and Effective Date of Technical Report:
Definitive Project Plan for Phase 1 of the Asanko Gold Mine with an effective date of November 13, 2014, as amended and restated effective January 26, 2015

c) Qualifications:
I graduated with a B.Sc. (Geology) degree from the Rand Afrikaans University in 1988. In addition, I have obtained a B.Sc. Hons (Geology) from the Rand Afrikaans University in 1994 and attended courses in geostatistics and advanced Datamine modelling and geostatistical evaluation through the University of the Witwatersrand.

I am a member/fellow of the following professional associations.

Class	Professional Society	Year of Registration
Member	Geostatistical Association of Southern Africa	2008
Member	South African Council for Natural Scientific Professions (Pr. Sci. Nat. Reg. No. 400201/04)	2004

d) Site Inspection:
I have made a personal inspection of the Project site. I conducted reviews of the data, the available databases, systems and geological models. The Obotan Project inspection was conducted from the 1st of September to 3rd of September, 2014. The Esaase inspection was conducted from 29th of September to 2nd of October, 2012.

e) Responsibilities:
I am responsible for: Section 1, Section 6, Section 7, Section 8, Section 9, Section 10, Section 11, Section 12, Section 14, Section 23, Section 25; Section 26; and Section 27.

f) Independence:
I am independent of Asanko Gold Inc. in accordance with the application of Section 1.5 of National Instrument 43-101.

g) Prior Involvement:
I have had no prior involvement with this project

h) Compliance with NI 43-101:
I have read National Instrument 43-101 and Form 43-101F1 and the above subsections of the Technical Report, for which I am responsible, have been prepared in compliance with same.

i) Disclosure:
As of the amended effective date of the Technical Report, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated, January 26, 2015

/s/ Charles Johannes Muller
Charles Johannes Muller